Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2019 ANNUAL GENERAL MEETING,

2020 FIRST CLASS MEETING FOR HOLDERS OF A SHARES AND

2020 FIRST CLASS MEETING FOR HOLDERS OF H SHARES

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM AND CLASS MEETINGS

The annual general meeting for the year 2019 of the Company (the “AGM”), the 2020 first class meeting for holders of A shares of the Company (the “A Share Class Meeting”) and the 2020 first class meeting for holders of H shares of the Company (the “H Share Class Meeting”, together with A Share Class Meeting, the “Class Meetings”) was held immediately one after another from 9:00 a.m. on Tuesday, 30 June 2020 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC. The AGM and Class Meetings were convened by the Board and presided by Mr. Wang Chang Shun, the Chairman of the Board. All Directors and supervisors of the Company attended the AGM and Class Meetings. Some members of the senior management of the Company also attended the AGM and Class Meetings. No resolutions proposed at the AGM and Class Meetings were being vetoed or amended.

As at the date of the AGM, there were 15,329,302,395 shares (the “Shares”) of the Company in issue, of which the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM was 12,875,867,938. 55 shareholders and authorized proxies holding an aggregate of 9,545,124,744 Shares carrying voting rights, representing approximately 74.1319% of the total number of voting Shares of the Company, were present at the AGM.

Number of shareholders and authorized proxies attended the AGM	55
Of which: number of A shareholders	50
number of H shareholders	5
Total number of voting Shares held	9,545,124,744
Of which: total number of Shares held by A shareholders	6,504,753,681

total number of Shares held by H shareholders	3,040,371,063
Percentage of the total number of voting Shares of the Company (%)	74.1319
Of which: percentage of Shares held by A shareholders (%)	50.519
percentage of Shares held by H shareholders (%)	23.6129

As at the date of the A Share Class Meeting, there were 11,054,157,546 A Shares in issue, of which 8,600,723,089 A Shares was the total number of A Shares entitling the holders to attend and vote for or against the resolutions proposed at the A Share Class Meeting. 51 shareholders and authorized proxies holding an aggregate of 6,507,042,181 A Shares carrying voting rights, representing approximately 75.6569% of the total number of voting A Shares, were present at the A Share Class Meeting.

Number of shareholders and authorized proxies attended the A Share Class Meeting	51
Total number of voting Shares held	6,507,042,181
Percentage of the total number of voting Shares of the Company (%)	75.6569

As at the date of the H Share Class Meeting, there were 4,275,144,849 H Shares in issue, which was the total number of H Shares entitling the holders to attend and vote for or against the resolutions proposed at the H Share Class Meeting. 5 shareholders and authorized proxies holding an aggregate of 757,238,336 H Shares carrying voting rights, representing approximately 37.9537% of the total number of voting H Shares, were present at the H Share Class Meeting.

Number of shareholders and authorized proxies attended the H Share Class Meeting	5
Total number of voting Shares held	757,238,336
Percentage of the total number of voting Shares of the Company (%)	37.9537

China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates, who were directly and indirectly holding an aggregate of 9,261,849,357 Shares (of which the total number of voting Shares was 6,808,414,900) as at the date of this announcement, are required to abstain from voting in relation to ordinary resolutions No. 18 at the AGM. Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates, who were holding an aggregate of 2,279,983,577 H Shares as at the date of this announcement, are required to abstain from voting in relation to all resolutions at the H Share Class Meeting. As such, China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates had abstained from voting in relation to the respective resolutions as disclosed hereabove.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM and Class Meetings, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM and Class Meetings. No shareholder is required to abstain from voting on any of the resolutions proposed at the AGM and Class Meetings.

All resolutions as set out in the notice of the AGM and Class Meetings were duly passed and the poll results are as follows:

I. AGM

Ordinary Resolutions

1.	Resolution: The Report of the Directors of the Company for the year 2019.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,563,281	99.9971	23,200	0.0004	167,200	0.0025
H Shares	3,039,273,033	99.9639	55,800	0.0018	1,042,230	0.0343
Total	9,543,836,314	99.9865	79,000	0.0008	1,209,430	0.0127

2.	Resolution: The Report of the Supervisory Committee of the Company for the year 2019.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,563,381	99.9971	23,200	0.0004	167,100	0.0025
H Shares	3,039,273,033	99.9639	55,800	0.0018	1,042,230	0.0343
Total	9,543,836,414	99.9865	79,000	0.0008	1,209,330	0.0127

3.	Resolution: The audited consolidated financial statements of the Company for the year 2019.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,563,281	99.9971	23,200	0.0004	167,200	0.0025
H Shares	3,038,250,583	99.9303	1,078,250	0.0355	1,042,230	0.0342
Total	9,542,813,864	99.9758	1,101,450	0.0115	1,209,430	0.0127

4.	Resolution: The profit distribution proposal of the Company for the year 2019.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,720,581	99.9994	23,200	0.0004	9,900	0.0002
H Shares	3,040,299,963	99.9977	71,100	0.0023	0	0.0000
Total	9,545,020,544	99.9989	94,300	0.0010	9,900	0.0001

5.	Resolution: The re-appointment of external auditor.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,720,581	99.9995	23,200	0.0004	9,900	0.0001
H Shares	3,040,168,063	99.9933	75,350	0.0025	127,650	0.0042
Total	9,544,888,644	99.9975	98,550	0.0010	137,550	0.0015

6.	Resolution: To authorize Xiamen Airlines Company Limited to provide guarantees to its four holding subsidiaries.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,491,416,967	99.7950	13,326,814	0.2049	9,900	0.0001
H Shares	2,911,609,447	95.7649	128,734,516	4.2342	27,100	0.0009
Total	9,403,026,414	98.5113	142,061,330	1.4883	37,000	0.0004

7.	Resolution: To authorize the Company and its holding subsidiaries to respectively provide guarantees to their special purpose vehicles.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,500,463,208	99.9340	4,280,673	0.0658	9,800	0.0002
H Shares	3,017,180,209	99.2372	23,163,754	0.7619	27,100	0.0009
Total	9,517,643,417	99.7121	27,444,427	0.2875	36,900	0.0004

Special Resolutions

8.	Resolution: The proposal to general meeting to authorize the board of directors of the Company to issue shares under the general mandate.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,467,893,728	99.4333	36,850,153	0.5665	9,800	0.0002
H Shares	2,896,416,775	95.2652	143,916,438	4.7335	37,850	0.0013
Total	9,364,310,503	98.1057	180,766,591	1.8938	47,650	0.0005

9.	Resolution: The proposal to general meeting to authorize the board of directors of the Company to issue the debt financing instruments under the general mandate.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,489,921,285	99.7720	13,189,541	0.2028	1,642,855	0.0252
H Shares	2,915,707,162	95.8997	121,882,791	4.0088	2,781,110	0.0915
Total	9,405,628,447	98.5386	135,072,332	1.4151	4,423,965	0.0463

Ordinary Resolution

10.	Resolution: The satisfaction by the Company of the conditions of the public issuance of A share convertible bonds.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,281	99.9878	780,600	0.0120	9,800	0.0002
H Shares	3,035,644,885	99.8446	4,523,628	0.1488	202,550	0.0066
Total	9,539,608,166	99.9422	5,304,228	0.0556	212,350	0.0022

Special Resolutions

11.00	Resolution: The proposal on the public issuance of A share convertible bonds by the Company. (The resolution has been passed by voting on each of the following resolutions)

11.01	Resolution: Type of securities to be issued

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,628,635	99.8440	4,709,878	0.1549	32,550	0.0011
Total	9,539,591,816	99.9420	5,490,478	0.0575	42,450	0.0005

11.02	Resolution: Size of issuance

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,626,085	99.8439	4,710,878	0.1549	34,100	0.0012
Total	9,539,589,266	99.9420	5,491,478	0.0575	44,000	0.0005

11.03	Resolution: Par value and issue price

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,626,835	99.8440	4,710,128	0.1549	34,100	0.0011
Total	9,539,590,016	99.9420	5,490,728	0.0575	44,000	0.0005

11.04	Resolution: Term

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,627,085	99.8440	4,709,878	0.1549	34,100	0.0011
Total	9,539,590,266	99.9420	5,490,478	0.0575	44,000	0.0005

11.05	Resolution: Interest rate

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,627,185	99.8440	4,698,528	0.1545	45,350	0.0015
Total	9,539,590,366	99.9420	5,479,128	0.0574	55,250	0.0006

11.06	Resolution: Method and timing of interest payment and repayment of principal

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,639,685	99.8444	4,683,528	0.1540	47,850	0.0016
Total	9,539,602,866	99.9421	5,464,128	0.0572	57,750	0.0007

11.07	Resolution: Conversion period

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,639,185	99.8444	4,684,028	0.1541	47,850	0.0015
Total	9,539,602,366	99.9421	5,464,628	0.0573	57,750	0.0006

11.08	Resolution: Determination and adjustment of the conversion price

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,608,435	99.8434	4,726,028	0.1554	36,600	0.0012
Total	9,539,571,616	99.9418	5,506,628	0.0577	46,500	0.0005

11.09	Resolution: Terms of downward adjustment to the conversion price

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,613,185	99.8435	4,696,278	0.1545	61,600	0.0020
Total	9,539,576,366	99.9419	5,476,878	0.0574	71,500	0.0007

11.10	Resolution: Method for determining the number of shares for conversion

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,606,185	99.8433	4,703,278	0.1547	61,600	0.0020
Total	9,539,569,366	99.9418	5,483,878	0.0575	71,500	0.0007

11.11	Resolution: Terms of redemption

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,606,335	99.8433	4,703,128	0.1547	61,600	0.0020
Total	9,539,569,516	99.9418	5,483,728	0.0575	71,500	0.0007

11.12	Resolution: Terms of sale back

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,627,135	99.8440	4,671,078	0.1536	72,850	0.0024
Total	9,539,590,316	99.9420	5,451,678	0.0571	82,750	0.0009

11.13	Resolution: Attribution of dividend in the year of conversion

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,628,635	99.8440	4,669,578	0.1536	72,850	0.0024
Total	9,539,591,816	99.9420	5,450,178	0.0571	82,750	0.0009

11.14	Resolution: Method of issuance and targeted subscribers

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,793,185	99.8494	4,504,078	0.1481	73,800	0.0025
Total	9,539,756,366	99.9438	5,284,678	0.0554	83,700	0.0008

11.15	Resolution: Subscription arrangement for the existing A shareholders

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,806,885	99.8499	4,504,078	0.1481	60,100	0.0020
Total	9,539,770,066	99.9439	5,284,678	0.0554	70,000	0.0007

11.16	Resolution: Matters relating to A share convertible bond holders’ meetings

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,793,085	99.8494	4,493,928	0.1478	84,050	0.0028
Total	9,539,756,266	99.9438	5,274,528	0.0553	93,950	0.0009

11.17	Resolution: Use of proceeds

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,522,181	99.9964	221,600	0.0034	9,900	0.0002
H Shares	3,040,134,713	99.9922	166,000	0.0055	70,350	0.0023
Total	9,544,656,894	99.9951	387,600	0.0041	80,250	0.0008

11.18	Resolution: Guarantee and security

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,808,035	99.8499	4,492,678	0.1478	70,350	0.0023
Total	9,539,771,216	99.9439	5,273,278	0.0552	80,250	0.0009

11.19	Resolution: Deposit account for proceeds raised

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,708,581	99.9993	35,200	0.0005	9,900	0.0002
H Shares	3,040,159,563	99.9930	152,250	0.0050	59,250	0.0020
Total	9,544,868,144	99.9973	187,450	0.0020	69,150	0.0007

11.20	Resolution: Ratings

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,795,885	99.8495	4,492,678	0.1478	82,500	0.0027
Total	9,539,759,066	99.9438	5,273,278	0.0552	92,400	0.0010

11.21	Resolution: Validity period of the proposal on the issuance of A share convertible bonds

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,794,735	99.8495	4,493,828	0.1478	82,500	0.0027
Total	9,539,757,916	99.9438	5,274,428	0.0553	92,400	0.0009

12.	Resolution: The preliminary plan of the proposed issuance of A share convertible bonds.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,808,585	99.8499	4,504,928	0.1482	57,550	0.0019
Total	9,539,771,766	99.9439	5,285,528	0.0554	67,450	0.0007

Ordinary Resolutions

13.	Resolution: The feasibility report on the use of proceeds raised from the proposed public issuance of A share convertible bonds.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,708,581	99.9993	35,200	0.0005	9,900	0.0002
H Shares	3,040,164,013	99.9932	152,300	0.0050	54,750	0.0018
Total	9,544,872,594	99.9974	187,500	0.0020	64,650	0.0006

14.	Resolution: The report on the use of previously raised proceeds.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,504,708,581	99.9993	35,200	0.0005	9,900	0.0002
H Shares	3,040,168,513	99.9933	141,050	0.0046	61,500	0.0021
Total	9,544,877,094	99.9974	176,250	0.0018	71,400	0.0008

15.

Resolution: The risk notifications on the dilution of immediate returns by the proposed public issuance of A share convertible bonds and the remedial measures to be adopted by the Company and undertakings from relevant entities.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,774,285	99.8488	4,507,778	0.1483	89,000	0.0029
Total	9,539,737,466	99.9436	5,288,378	0.0554	98,900	0.0010

Special Resolution

16.

Resolution: The proposal to general meeting to authorize the board of directors of the Company and its authorised persons to manage the matters relating to the proposed public issuance of A share convertible bonds.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,821,235	99.8504	4,510,078	0.1483	39,750	0.0013
Total	9,539,784,416	99.9441	5,290,678	0.0554	49,650	0.0005

Ordinary Resolutions

17.	Resolution: The rules for A share convertible bond holders’ meeting.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,503,963,181	99.9878	780,600	0.0120	9,900	0.0002
H Shares	3,035,801,885	99.8497	4,500,378	0.1480	68,800	0.0023
Total	9,539,765,066	99.9438	5,280,978	0.0553	78,700	0.0009

18.	Resolution: The possible pre-emptive subscription for the proposed public issuance of A share convertible bonds by the controlling shareholder.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,975,531,858	99.9600	780,600	0.0395	9,900	0.0005
H Shares	761,383,858	95.5193	4,497,578	0.5642	31,218,050	3.9165
Total	2,736,915,716	98.6837	5,278,178	0.1903	31,227,950	1.1260

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 7, No. 10, No. 13 to No. 15, and No. 17 to No. 18. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 8 to No. 9, No. 11 to No. 12, and No. 16.

II. A Share Class Meeting

Special Resolutions

1.00	Resolution: The proposal on the public issuance of A share convertible bonds by the Company. (The resolution has been passed by voting on each of the following resolutions)

1.01	Resolution: Type of securities to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.02	Resolution: Size of issuance

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.03	Resolution: Par value and issue price

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.04	Resolution: Term

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.05	Resolution: Interest rate

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.06	Resolution: Method and timing of interest payment and repayment of principal

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.07	Resolution: Conversion period

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.08	Resolution: Determination and adjustment of the conversion price

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.09	Resolution: Terms of downward adjustment to the conversion price

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.10	Resolution: Method for determining the number of shares for conversion

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.11	Resolution: Terms of redemption

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.12	Resolution: Terms of sale back

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.13	Resolution: Attribution of dividend in the year of conversion

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.14	Resolution: Method of issuance and targeted subscribers

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.15	Resolution: Subscription arrangement for the existing A shareholders

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.16	Resolution: Matters relating to A share convertible bond holders’ meetings

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.17	Resolution: Use of proceeds

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,810,681	99.9964	221,600	0.0034	9,900	0.0002

1.18	Resolution: Guarantee and security

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.19	Resolution: Deposit account for proceeds raised

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,997,081	99.9993	35,200	0.0005	9,900	0.0002

1.20	Resolution: Ratings

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

1.21	Resolution: Validity period of the proposal on the issuance of A share convertible bonds

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

2.	Resolution: The preliminary plan of the proposed issuance of A share convertible bonds.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

3.

Resolution: The proposal to general meeting to authorize the board of directors of the Company and its authorised persons to manage the matters relating to the proposed public issuance of A share convertible bonds.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	6,506,251,681	99.9879	780,600	0.0120	9,900	0.0001

More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 3 at the A Share Class Meeting.

III. H Share Class Meeting

Special Resolutions

1.00	Resolution: The proposal on the public issuance of A share convertible bonds by the Company. (The resolution has been passed by voting on each of the following resolutions)

1.01	Resolution: Type of securities to be issued

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,793,858	99.4131	4,430,278	0.5851	14,200	0.0018

1.02	Resolution: Size of issuance

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,818,058	99.4163	4,419,028	0.5836	1,250	0.0001

1.03	Resolution: Par value and issue price

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,805,458	99.4146	4,406,978	0.5820	25,900	0.0034

1.04	Resolution: Term

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,787,658	99.4122	4,448,828	0.5875	1,850	0.0003

1.05	Resolution: Interest rate

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,814,908	99.4159	4,423,128	0.5841	300	0.0000

1.06	Resolution: Method and timing of interest payment and repayment of principal

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,174,258	99.3313	5,063,928	0.6687	150	0.0000

1.07	Resolution: Conversion period

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,458	99.4124	4,447,978	0.5874	1,900	0.0002

1.08	Resolution: Determination and adjustment of the conversion price

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,129,808	99.3254	5,108,228	0.6746	300	0.0000

1.09	Resolution: Terms of downward adjustment to the conversion price

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,185,158	99.3327	5,053,078	0.6673	100	0.0000

1.10	Resolution: Method for determining the number of shares for conversion

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,799,308	99.4138	4,437,978	0.5861	1,050	0.0001

1.11	Resolution: Terms of redemption

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,208	99.4123	4,448,178	0.5874	1,950	0.0003

1.12	Resolution: Terms of sale back

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,786,908	99.4121	4,449,378	0.5876	2,050	0.0003

1.13	Resolution: Attribution of dividend in the year of conversion

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,008	99.4123	4,448,528	0.5875	1,800	0.0002

1.14	Resolution: Method of issuance and targeted subscribers

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,208	99.4123	4,448,278	0.5874	1,850	0.0003

1.15	Resolution: Subscription arrangement for the existing A shareholders

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,790,308	99.4126	4,447,728	0.5874	300	0.0000

1.16	Resolution: Matters relating to A share convertible bond holders’ meetings

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,787,758	99.4123	4,448,778	0.5875	1,800	0.0002

1.17	Resolution: Use of proceeds

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	754,721,486	99.6676	2,515,250	0.3322	1,600	0.0002

1.18	Resolution: Guarantee and security

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,826,658	99.4174	4,411,678	0.5826	0	0.0000

1.19	Resolution: Deposit account for proceeds raised

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	757,140,486	99.9871	96,250	0.0127	1,600	0.0002

1.20	Resolution: Ratings

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,958	99.4124	4,447,828	0.5874	1,550	0.0002

1.21	Resolution: Validity period of the proposal on the issuance of A share convertible bonds

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,800,758	99.4140	4,437,128	0.5860	450	0.0000

2.	Resolution: The preliminary plan of the proposed issuance of A share convertible bonds.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,408	99.4123	4,447,828	0.5874	2,100	0.0003

3.

Resolution: The proposal to general meeting to authorize the board of directors of the Company and its authorised persons to manage the matters relating to the proposed public issuance of A share convertible bonds.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	752,788,208	99.4123	4,448,478	0.5875	1,650	0.0002

More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 3 at the H Share Class Meeting.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the AGM and Class Meetings. (Note)

Lv Hui and Huang liang, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the AGM and Class Meetings and separately issued legal opinions stating that the convening and holding of the AGM and Class Meetings, the procedures for the holding of the AGM and Class Meetings, the eligibility of the persons who attended the AGM and Class Meetings and the procedures for voting at the AGM and Class Meetings are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the eligibility of the persons who attended or were present at the AGM and Class Meetings and the convener are lawful and valid, and that the resolutions passed at the AGM and Class Meetings are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 June 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.